Exhibit (a)(5)(T)
Quebec B.V.
Breda, The Netherlands
Notification pursuant to Section 23 para. 1 sentence 1 no. 1 of the
German Securities Acquisition and Takeover Act
(Wertpapiererwerbs- und Übernahmegesetz — WpÜG)
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY OTHER JURISDICTION WHERE TO DO SO WOULD VIOLATE THE LAWS OF SUCH JURISDICTION.
On May 18, 2020, Quebec B.V., Breda, The Netherlands, (the “Bidder”) published the offer document regarding its voluntary public takeover offer (the “Offer”) to the shareholders of QIAGEN N.V., Venlo, The Netherlands (“QIAGEN”), for the acquisition of all ordinary shares of QIAGEN (ISIN: NL0012169213; CUSIP: N72482123) (“QIAGEN Shares”) against payment of cash consideration of EUR 39.00 per QIAGEN Share. On July 17, 2020, the Bidder published an amendment of the Offer (the “Offer Amendment”) increasing the Offer Price by EUR 4.00 to EUR 43.00 per QIAGEN Share and reducing the minimum acceptance threshold. The extended Acceptance Period for this Offer will end on August 10, 2020, 24:00 hours (local time Frankfurt am Main, Germany) / 18:00 hours (local time New York, United States), unless extended pursuant to the statutory provisions of the WpÜG.
1.
As of July 20, 2020, 14:00 hours (local time Frankfurt am Main, Germany) / 8:00 hours (local time New York, United States) (the “Reference Date”), the Offer has been accepted for 4,967,959 QIAGEN Shares (approximately 2.15% of the share capital and voting rights of QIAGEN).

2.
As of the Reference Date, neither the Bidder nor persons acting jointly with the Bidder within the meaning of section 2 para. 5 WpÜG nor their subsidiaries directly or indirectly held QIAGEN Shares or any other instruments in relation to QIAGEN Shares. Moreover, as of the Reference Date, no further voting rights attached to QIAGEN Shares are attributable to the Bidder or persons acting jointly with the Bidder within the meaning of section 2 para. 5 WpÜG or their subsidiaries.

The Bidder has made the completion of the Offer subject to, inter alia, satisfaction of a minimum acceptance threshold of at least 66.67% of QIAGEN’s issued and outstanding ordinary share capital at the end of the Acceptance Period, excluding any QIAGEN Shares held by QIAGEN in treasury at the end of the Acceptance Period (see Section 12.1 of the Offer Document). QIAGEN has notified the Bidder that QIAGEN holds a total of 2,189,464.333 QIAGEN Shares in treasury as of July 17, 2020. On this basis, the acceptance ratio for the purposes of the minimum acceptance threshold is 2.17% as of the Reference Date.
Breda, July 20, 2020
Quebec B.V.

Important notice:
This announcement is made pursuant to Section 23 para. 1 sentence 1 no. 1 WpÜG and is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offer is made solely by the Offer Document published May 18, 2020, as amended by the Offer Amendment, the related Declaration of Acceptance (as defined in Section 13.1.2 of the Offer Document), the related Letter of Transmittal (as defined in Section 13.2.2 of the Offer Document) and any other related materials (and any supplements or amendments thereto), and is being made to all shareholders of QIAGEN.
The Offer is being launched and implemented in accordance with the WpÜG and applicable regulations, applicable Dutch public offer rules and applicable U.S. securities laws. Shareholders of QIAGEN who are subject to laws other than those of the member states of the European Union and the European Economic Area or the United States may be subject to legal restrictions and are advised to inform themselves and comply with the relevant applicable laws. Quebec B.V. (the “Bidder”) assumes no responsibility for acceptance of the Offer outside of Germany, The Netherlands and the other member states of the European Union and the European Economic Area and the United States being permissible under the relevant applicable laws. In those jurisdictions where applicable law requires the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Bidder by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Bidder.
The Offer Document and the applicable related documents described herein and therein, as they may be amended from time to time, contain important information that should be read carefully and in their entirety before any decision is made with respect to the Offer. The Offer materials and other documents filed with the SEC by Thermo Fisher Scientific Inc. or QIAGEN may be obtained free of charge at the SEC’s website at www.sec.gov and from the U.S. Information Agent (as defined in Section 1.4 of the Offer Document) or German Information Agent (as defined in Section 21 of the Offer Document) for the Offer.
This publication is available on the internet
under: http://corporate.thermofisher.com/en/offer.html
on: July 20, 2020.